UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SILVER DRAGON RESOURCES INC.
(Name of Subject Company)

GUARDIANS OF GOLD INC.
(Name of Filing Person – Offeror)

COMMON STOCK, $0.001 Par Value
(Title of Class of Securities)

827692104
(CUSIP Number of Class of Securities)

Ron Haller	Copies to:
Secretary	Matthew McMurdo
4 King Street West	Nannarone & McMurdo, LLP
Suite 1320	511 Avenue of the Americas
Toronto, Ontario M5H 1B6	Suite 800
Telephone: (800) 313-6010	New York, NY 10011
Facsimile (416) 864-0175	Telephone: (917) 318-2865
Facsimile: (646) 390-7090

Transaction Valuation*	Amount of Filing Fee**
$4,804,679	$342.57

* Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Guardians of Gold Inc., was calculated as the product of (i) 18,479,537 shares of Silver Dragon Resources Inc. common stock, which is the number of shares that shall be purchased by Guardians of Gold Inc., pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Silver Dragon Resources Inc. common stock as reported by the Over-the-Counter Bulletin Board on March 18, 2010 ($0.26) .

** The amount of the filing fee equals .0000713 of the transaction valuation. The entire amount of the filing fee has been offset by the amount of the filing fee paid by Guardians of Gold Inc., as described below.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of filing.

Amount Previously Paid:	$342.57	Filing Party:	Guardians of Gold Inc.
Form:	Form S-4	Date Filed:	March 22, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
[    ] issuer tender offer subject to Rule 13e-4.
[    ] going-private transaction subject to Rule 13e-3.
[    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [    ]

INTRODUCTION

This Tender Offer Statement on Schedule TO is filed by Guardians of Gold Inc., a Nevada corporation (“GOG”). This Schedule TO relates to the offer by GOG, along with Nirek Resources, Inc., an Ontario corporation (“NRI”), to exchange (i) the common stock of Grit International Inc., a Nevada corporation (“GII”), (ii) the common stock of Millstream Mines Limited, a New Brunswick, Canada corporation (“MLM”), (iii) silver certificates issued by NRI for ten (10) grams of silver, deliverable March 31, 2014 (each a “Silver Certificate”) and (iv) warrants issued by NRI, exercisable on or before April 30, 2010, each exercisable at a cost of $190.00 for ten (10) grams of gold, deliverable March 31, 2014 (each, a “NRI Warrant”) for up to18,479,537 shares of the issued and outstanding common stock of Silver Dragon Resources Inc., a Delaware corporation (“SDRG”) at an exchange ratio of fifty (50) shares of GII common stock, one share of MLM common stock, one (1) Silver Certificate and one (1) NRI Warrant (collectively, the “Consideration”) for each 100 shares of SDRG common stock (the “Exchange Offer”).

GOG has filed with the SEC a registration statement on Form S-4, relating to the Consideration to be issued to holders of SDRG common stock in the Exchange Offer. The terms and conditions of the Exchange Offer, as well as descriptions of GOG, NRI, GII and MLM and other information required by Schedule TO, are set forth in the prospectus (the “Prospectus”) which is part of that registration statement.

All of the information in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by GOG, is hereby incorporated by reference into Items 1 through 9 and 11 of this Schedule TO, as more precisely set forth below.

Item 1. Summary Term Sheet.

Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of Rule 421(d) promulgated under the Securities Act of 1933, as amended.

Item 2. Subject Company Information.

(a)

Name and Address. The subject company and issuer of the securities subject to the Exchange Offer is Silver Dragon Resources Inc., a Delaware corporation. Its principal executive office is located at 5160 Yonge Street, Suite 803, Toronto, Ontario, Canada M2N 6L9 and its telephone number at such office is 416-223-8500 and toll free 1-866-512-7374.

(b)

Securities. According to SDRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, there were 86,968,488 shares of SDRG common stock outstanding as of November 6, 2009. Information supplied by SDRG’s stock transfer agent and registrar, Signature Stock Transfer Inc., Coach Light Court, Plano, Texas 75093, on January 21, 2010 indicated 92,397,686 shares of SDRG common stock issued and outstanding. This Schedule TO relates to GOG’s and NRI’s tender offer for 20% of the issued and outstanding shares of SDRG common stock.

(c)	Trading Market and Price. The information set forth in the Prospectus under the caption “Comparative Market Price Data” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. GOG is the filing person. GOG’s and NRI’s principal executive office is located at 4 King Street West, Suite 1320, Toronto, Ontario M5H 1B6. The business telephone number for GOG is (800) 313-6010 and for NRI is (416) 603-1555. The information set forth in the Prospectus under the caption “Prospectus Summary-The Companies” is incorporated herein by reference.

(b)

Business and Background of Entities. The information set forth in the Prospectus under the captions “GOG’s Business,” “NRI’s Business’” “GII’s Business” and “MLM’s Business” is incorporated herein by reference.

(c)

Business Background of Natural Persons. The information set forth in the Prospectus under the captions “GOG’s Directors and Executive Officers,” “NRI’s Directors and Executive Officers,” “GII’s Directors and Executive Officers” and “GOG’s Directors and Executive Officers.”

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Letter of Transmittal and the Prospectus under the captions “The Offer” and “Comparison of Stockholders’ Rights” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Prospectus under the caption “The Offer—Relationships With SDRG.” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Prospectus under the caption “Prospectus Summary— Background and Reasons for the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Prospectus under the caption “Prospectus Summary—Background Reasons for the Offer” is incorporated herein by reference.

(c)

Plans. The information set forth in the Prospectus under the captions “Prospectus Summary—Background and Reasons for the Offer,” “Market for SDRG’s Common Equity and Related Stockholder Matters” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Prospectus under the caption “The Offer—Source of Consideration” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Prospectus under the caption “The Offer—Conditions of the Offer.”.

(d)	Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership; Securities Transactions. The information set forth in the Prospectus under the caption “The Offer—
Relationships with SDRG” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the caption “Experts” is incorporated herein by reference.

Item 10. Financial Statements

The information set forth in the Prospectus under the sections entitled “NRI’s Selected Financial Data” and “Financial statements” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither GOG nor, to the best of GOG’s knowledge, any of NRI, GII or MLM, or any of GOG’s directors, executive officers or other affiliates, NRI’s directors, executive officers or other affiliates, GII’s directors, executive officers or other affiliates or MLM’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding, or relationship with SDRG or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A. The information set forth in the Prospectus under the captions “The Offer–Conditions of the Offer,” “The Offer— Effect of the Offer on the Market for Shares of SDRG Common Stock; Registration Under the Exchange Act; Margin Requirements,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. GOG is not aware of any material legal proceedings relating to the Exchange Offer.

(b)

Other Material Information. To the extent it is not already incorporated into this Schedule TO, the information set forth in the Prospectus and the appendices thereto and in the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

(a)(1).1	Form of Letter of Transmittal

(a)(4).1	Prospectus relating to GII and MLM common stock, the Silver Certificates and the NRI Warrants to be issued in the Exchange Offer, incorporated by reference to the registration statement on Form S-4 filed by GOG on March 19, 2010.

(a)(4).2	Press release announcing intent to commence Exchange Offer.

Item 13. Information Required by Schedule13E-3.

Not Applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUARDIANS OF GOLD INC.

Date: March 19, 2010	By: /s/ Ron Haller
Name: Ron Haller
Secretary, Treasurer and Director

Exhibit Index

(a)(1).1	Form of Letter of Transmittal

(a)(4).1	Prospectus relating to GII and MLM common stock, the Silver Certificates and NRI Warrants to be issued in the Exchange Offer, incorporated by reference to the registration statement on Form S-4 filed by GOG on March 19, 2010.

(a)(4).2	Press release announcing intent to commence Exchange Offer.